Exhibit (a)(8)

Contact:

The Proxy Advisory Group, LLC

(888) 337-7699 (888-33PROXY)

MathStar Announces Results of Annual Meeting;

CEO Doug Pihl Announces Strategic Plan

HILLSBORO, Ore., July 13, 2009 — MathStar, Inc. (MATH.PK) today announced the results of its annual meeting of stockholders, held Friday, July 10, 2009 in Minneapolis, Minnesota.  Three proposals were voted on at the meeting: (i) stockholders voted to re-elect the four nominated Directors of MathStar’s Board of Directors; (ii) stockholders ratified the appointment of MathStar’s independent registered public accounting firm, PricewaterhouseCoopers LLP; and (iii) as had been recommended by the Board, stockholders rejected the stockholder proposal recommending liquidation of MathStar.

After the vote tallies were announced, Doug Pihl, the Chairman, President and CEO of MathStar made a presentation regarding the strategic alternatives currently being explored by the Board, which include the possibility of a merger with a private company or a restart of MathStar upon the acquisition of certain video encoding technology.

Mr. Pihl said, “After the meeting, I am confident that our stockholders continue to support the vision of the MathStar Board and we are working hard to identify a business opportunity that leverages MathStar’s assets with the goal of growing revenues and enhancing shareholder value.”

As such, MathStar’s Board of Directors continues to recommend that MathStar stockholders reject the cash tender offer from Tiberius Capital II, LLC (Tiberius).

The MathStar Board of Directors continues to recommend AGAINST stockholders tendering their MathStar shares to Tiberius for several reasons, some of which include:

•                  MathStar stockholders voted to reject liquidation, signaling a continued confidence in the Board’s strategic vision;

•                  the myriad changes to the tender offer highlight that it continues to be inadequate and that MathStar stockholders are generally rejecting it;

•                  Tiberius’ offer still would eliminate the use of MathStar’s $140 million net operating loss carryforwards, which could shield taxes on more than $10 in earnings per share, if MathStar attains sufficient profitable operations in the future; and

•                  Tiberius still has not set forth any specific plans for the Company were it to acquire a controlling interest.

The Board’s reasons for recommending that you reject the Tiberius tender offer are explained in more detail in MathStar’s Solicitation/Recommendation Statement on Schedule 14D-9, as amended (MathStar Statement) filed with the Securities and Exchange Commission (SEC).  You may review and obtain copies of the MathStar Statement and all amendments thereto free of charge at the SEC’s website at http://www.sec.gov.  You may also obtain copies of the MathStar Statement at http://www.mathstar.com or by contacting calling MathStar’s information agent, The Proxy Advisory Group, LLC, at (888) 337-7699 (888-33PROXY) and requesting a copy.

Statements in this press release, other than historical information, may be “forward-looking” in nature and are subject to various risks, uncertainties and assumptions.  These statements are based on management’s current expectations, estimates and projections about MathStar and include, but are not limited to, those set forth in the section of MathStar’s Annual Report on Form 10-K for the year ended December 31, 2008 filed with the Securities and Exchange Commission on March 31, 2009 under the heading “Item 1A. Risk Factors” and in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009.  Except as may be required by law, MathStar undertakes no obligation to update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release.

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